REE AUTOMOTIVE LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99.4
REE AUTOMOTIVE LTD AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023
UNAUDITED
INDEX

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands (except share and per share data)

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,488	$56,762
Restricted cash	11	162
Short-term investments	67,460	96,857
Other accounts receivable and prepaid expenses	12,769	11,894
Total current assets	117,728	165,675

NON-CURRENT ASSETS:
Non-current restricted cash	2,999	3,001
Other accounts receivable	2,667	3,337
Operating lease right-of-use asset	24,784	26,061
Property and equipment, net	17,337	16,939
Total non-current assets	47,787	49,338
TOTAL ASSETS	$165,515	$215,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$4,818	$6,172
Other accounts payable and accrued expenses	10,862	11,118
Operating lease liability	2,592	2,748
Total current liabilities	18,272	20,038

NON-CURRENT LIABILITIES:
Deferred revenues	—	943
Operating lease liability	17,678	18,623
Total non-current liabilities	17,678	19,566
TOTAL LIABILITIES	35,950	39,604

Commitments and Contingencies (Note 6)

SHAREHOLDERS’ EQUITY:
Ordinary shares	—	—
Additional paid-in capital	906,326	897,337
Accumulated deficit	(776,761)	(721,928)
Total shareholders’ equity	129,565	175,409
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$165,515	$215,013
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended
	June 30, 2023	June 30, 2022
Revenues	$943	$—
Cost of sales	943	547
Gross loss	$—	$(547)
Operating expenses:
Research and development expenses, net	38,211	38,923
Selling, general and administrative expenses	18,930	26,618
Total operating expenses	57,141	65,541
Operating loss	$(57,141)	$(66,088)
Income from warrants remeasurement	—	17,747
Financial income, net	2,137	2,845
Net loss before income tax	(55,004)	(45,496)
Income tax expense (income)	(171)	1,213
Net loss	$(54,833)	$(46,709)
Net comprehensive loss	$(54,833)	$(46,709)
Basic and diluted net loss per Class A ordinary share	$(0.18)	$(0.16)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	299,898,466	290,975,091

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A		Ordinary shares - Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	234,262,636	$—	83,417,110	$—	$864,911	$(614,508)	$250,403

Exercise of options	5,300,366	—	—	—	2,108	—	2,108
Share-based compensation	—	—	—	—	14,809	—	14,809
Net loss	—	—	—	—	—	(46,709)	(46,709)

Balance – June 30, 2022	239,563,002	$—	83,417,110	$—	$881,828	$(661,217)	$220,611

Balance – January 1, 2023	244,060,434	$—	83,417,110	$—	$897,337	$(721,928)	$175,409

Exercise of options	3,285,659	—	—	—	119	—	119
Share-based compensation	—	—	—	—	8,870	—	8,870
Net loss	—	—	—	—	—	(54,833)	(54,833)

Balance – June 30, 2023	247,346,093	$—	83,417,110	$—	$906,326	$(776,761)	$129,565

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:

Net loss	$(54,833)	$(46,709)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,085	582
Amortization of operating lease right of use asset	1,798	1,278
Accretion income on short-term investments	(588)	(90)
Share-based compensation	8,870	14,809
Remeasurement of warrant liability	—	(17,747)
Decrease (increase) in accrued interest on short-term investments	333	(140)
Increase in other accounts receivable and prepaid expenses	(205)	(7,049)
Decrease in operating lease liability	(1,622)	(5,382)
Decrease in trade payables	(197)	(3,602)
Decrease in other accounts payable and accrued expenses	(256)	(4,696)
Decrease in deferred revenue	(943)	—
Other	103	11
Net cash used in operating activities	(46,455)	(68,735)

Cash flows from investing activities:

Purchase of property and equipment	(2,743)	(2,563)
Purchases of short-term investments	(66,864)	(109,572)
Proceeds from short-term investments	96,516	—
Net cash provided by (used in) investing activities	26,909	(112,135)

Cash flows from financing activities:

Proceeds from exercise of options and warrants	119	2,108
Net cash provided by financing activities	119	2,108

Decrease in cash, cash equivalents and restricted cash	(19,427)	(178,762)
Cash, cash equivalents and restricted cash at beginning of year	59,925	276,915
Cash, cash equivalents and restricted cash at end of period	$40,498	$98,153
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended June 30,
	2023	2022
Non-cash activity:

Purchase of property and equipment included in accounts payable or accrued	$90	$—
Right-of-use assets from operating leases liability	521	10,936

	Six Months Ended June 30,
	2023	2022
Supplemental cash flow:

Cash received from interest	$1,558	$598
Cash paid for income taxes	49	—

	June 30,
	2023	2022
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$37,488	$97,029
Restricted cash	11	136
Non-current restricted cash	2,999	988
Total cash, cash equivalents and restricted cash	$40,498	$98,153

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 1. GENERAL

REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, Germany, Japan and the United Kingdom (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company”, “REE”, or “we”) is in the early stages of commercialization and is actively executing its business plan and establishing strategic collaborations with industry leaders to expand its industry footprint across segments. The Company is currently developing its core REEcornerTM technology and EV platforms, as well as full vehicles leveraging REEcornerTM technology. The Company has commenced initial production components at its Integration Center in Coventry, United Kingdom.

On February 3, 2021, the Company entered into a merger agreement (the “Merger Agreement”) with 10X Capital Venture Acquisition Corp (“10X Capital”), a Delaware corporation and special purpose acquisition company (“SPAC”), and Spark Merger Sub, Inc., a wholly-owned subsidiary of the Company, pursuant to which Merger Sub merged with and into 10X Capital (the “Merger”). The Merger was consummated on July 22, 2021 (the “Closing Date”) with 10X Capital becoming a wholly-owned subsidiary of the Company, and the securityholders of 10X Capital becoming securityholders of the Company.
The Company became a Nasdaq listed publicly traded company on July 23, 2021, with its Class A ordinary shares, without par value (the “Class A Ordinary Shares”) trading under the ticker symbol “REE” (for further information see Note 7). The Company also has Class B ordinary shares, without par value, having 10 votes per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) that include voting rights only and are not listed on the Nasdaq.

As of June 30, 2023, the Company’s principal source of liquidity includes its unrestricted cash balance in the amount of $37,488 and its short term investments in the amount of $67,460. The Company has incurred losses since inception and had negative cash flows used in operating activities of $46,455 for the six months ended June 30, 2023. The Company expects to continue to incur net losses and negative cash flows from operating activities. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to raise sufficient additional capital. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed to support its operations. If the Company is unable to maintain sufficient financial resources its business, financial condition and results of operations will be materially and adversely affected. The Company has approved a plan, to improve its available cash balances, liquidity and cash flows generated from operations.
The above mentioned alleviates the substantial doubt about the Company's ability to continue as a going concern for at least twelve months from the date that the interim consolidated financial statements were issued.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Unaudited interim consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022.

The significant accounting policies disclosed in the Company’s audited 2022 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six months ended June 30, 2023 are not necessarily indicative of results that may be expected for the year ending December 31, 2023.

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.
Cash and cash equivalents

Cash and cash equivalents consist of cash balances and bank deposits, including money market funds, that have a maturity, at the date of purchase, of three months or less.

Investments

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold until maturity and are recorded at amortized cost and adjusted for amortization of premiums and accretion of discounts.

Trading securities are those securities that the Company intends to sell in the near term and are carried at fair value with unrealized gains and losses charged to earnings.

All other securities not included in the held-to-maturity or trading category are classified as available-for-sale and are carried to fair value with unrealized gains and losses recorded within accumulated other comprehensive income (loss) as a separate component of shareholders’ equity.

Generally, premiums are amortized to call date and discounts are accreted to maturity, on a level yield basis.

The Company’s investment securities as of the purchase date and as of June 30, 2023 are classified as held-to-maturity.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company periodically evaluates its debt securities for impairment in accordance with ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Company has not recorded an allowance for credit losses on its debt securities as of June 30, 2023.
Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist of cash equivalents, restricted cash, other accounts receivable, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs. The financial liability for the warrant liabilities are accounted for at fair value through profit and loss. For short term investments refer to Notes 3 and 9.

Revenue recognition

Under ASC 606 “Revenue from contracts with customers”, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, the Company perform the following five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue at the time when its customer obtains control of the promised goods which is when the performance obligation is satisfied by transferring the promised product to the customer.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring the products to the customer.

The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component.

Deferred revenues are recognized as (or when) the Company receives consideration prior to performing its obligations under the contract.

In April 2021, the Company entered into a strategic development agreement with a customer, pursuant to which the Company agreed to develop and supply REE platform prototypes. Revenue related to the agreement is deferred and will be recognized upon satisfying performance obligations in the contract. As of June 30, 2023 and December 31, 2022, the Company recorded deferred revenues of $0 and $943, respectively. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers. For the six months ended on June 30, 2023, the Company recorded revenues in the amount of $943 upon the termination of the agreement with the customer.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company does not provide disclosure on its remaining performance obligations.

Fulfillment costs are capitalized up to the amount that is expected to be recovered, and any excess amounts will be expensed as incurred. As of June 30, 2023 and December 31, 2022, the Company recorded capitalized costs of $0 and $943, respectively. Following the revenue recognition as described above, the Company recorded capitalized expenses in the amount of $943 in cost of sales.

Contract liabilities consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Deferred revenues, non-current	$—	$943

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of the delivery products and a material right for purchases of finished goods not yet delivered. As of June 30, 2023 and December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $0 and $943, respectively.

Recently adopted accounting pronouncements

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Company may take advantage of certain exemptions, including delaying the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments — Credit Losses — Measurement of Credit Losses on Financial Instruments.” This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The company adopted this ASU, but the standard did not have a material impact on the Company’s consolidated financial statements.

NOTE 3. INVESTMENTS
The Company’s investments as of June 30, 2023 are comprised of held-to-maturity securities consisting mainly of U.S. dollar denominated investments primarily in bank deposits, agency bonds, municipal bonds, commercial paper, and treasury bills. The Company’s investment guidelines are to purchase securities that are investment grade at the time of acquisition.
Short-term investments consisted of the following:

	June 30, 2023
	(Unaudited)
	Short-term investments
	Amortized cost basis	Gross unrealized gains	Gross unrealized loss	Fair value
Bank deposit securities:
Bank deposits	$44,856	$—	$—	$44,856

Held-to-maturity marketable securities:
Agency bonds	$5,742	$—	$(16)	$5,726
Treasury bills	16,862	—	(11)	16,851
Total held-to-maturity marketable securities	$22,604	$—	$(27)	$22,577

Total short term investments	$67,460	$—	$(27)	$67,433

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 3. INVESTMENTS (cont.)

	December 31, 2022
	(Audited)
	Short-term investments
	Amortized cost basis	Gross unrealized gains	Gross unrealized loss	Fair value
Bank deposit securities:
Bank deposits	$25,354	$—	$—	$25,354

Held-to-maturity marketable securities:
Agency bonds	$36,202	$—	$(217)	$35,985
Municipal bonds	510	—	(2)	508
Commercial paper	28,827	—	—	28,827
Treasury bills	5,964	—	—	5,964
Total held-to-maturity marketable securities	$71,503	$—	$(219)	$71,284

Total short term investments	$96,857	$—	$(219)	$96,638
The securities in the Company’s portfolio are investment grade and short-term in nature. All held-to-maturity marketable securities are due within 1 year or less. As of June 30, 2023, no continuous unrealized losses for 12 months or greater were identified.
NOTE 4. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Government authorities	$1,270	$2,302
Prepaid expenses	2,857	5,008
Advances to suppliers	8,315	4,150
Other receivables	327	434
Total	$12,769	$11,894

NOTE 5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Employees and payroll accruals	$4,424	$5,190
Professional fees	1,746	793
Non recurring engineering	1,010	572
Government authorities	2,252	2,624
Other payables	1,430	1,939
Total	$10,862	$11,118

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of June 30, 2023, and the years in which these obligations are due. The following table present the Company’s commitments and unrecorded contractual obligations.This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

Purchase commitments
(Unaudited)
2023	$12,155
2024	3,385
2025	—
2026	—
2027 and thereafter	—
Total	$15,540

Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

In addition, the Company enters into agreements in the normal course of business with vendors to perform various services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations.

Guarantee

A short-term guarantee in the amount of approximately $11 was issued by a bank to secure the Company’s office rent and credit cards payments. A long-term guarantee in the amount of approximately $2,999 were recorded within Long-term restricted cash to secure the Company’s office and manufacturing locations.

Royalty bearing grants

The Company’s research and development efforts have been partially financed through grants from the Israel Innovation Authority (“IIA”) for the technology related to the Softwheel segment. Under the research and development agreements with the IIA and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% on sales of products developed with funds provided by the IIA. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If the Company returns to production of these products outside of Israel and generates sales, the ceiling will increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the U.S. dollar and bearing interest as noted above. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

For the six months ended June 30, 2023 and 2022, no expenses were recorded with respect to royalties to the IIA.

As of June 30, 2023, the Company’s remaining contingent obligations with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $730.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, the Company is required to pay royalties at a rate of 5% of the sales of products developed with funds provided by BIRD up to an amount equal to 150% of the aggregate dollar amount of the grants received linked to the U.S. consumer price index. For the six months ended June 30, 2023 and 2022, no expenses were recorded with respect to royalties to BIRD.

As of June 30, 2023, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433.

Legal proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its U.S. subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. REE believes that the lawsuit is without merit and is defending itself vigorously. REE denies any wrongdoing, and has filed a motion to dismiss for inconvenient forum. Consistent with REE's request to the Court, the Court has stayed all substantive discovery in the case pending a ruling on dismissal. Given the uncertainty of litigation and the preliminary stage of the lawsuit, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit. As of June 30, 2023, the Company did not record a loss contingency.

Notwithstanding the foregoing, from time to time, REE may become involved in actions, claims, suits, and other legal proceedings, such as requests to disclose information before initiating derivative cases, arising in the ordinary course of our business, including but not limited to claims related to employment, intellectual property and shareholder matters.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 7. SHAREHOLDERS’ EQUITY

Composition of share capital

	June 30, 2023		December 31, 2022
	(Unaudited)		(Audited)
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares		Number of shares
Class A Ordinary shares, no par value (1)	1,000,000,000	247,346,093	1,000,000,000	244,060,434
Class B Ordinary shares, no par value (2)	83,417,110	83,417,110	83,417,110	83,417,110
	1,083,417,110	330,763,203	1,083,417,110	327,477,544

(1) Each Class A Ordinary Share has the right to exercise one vote, to participate pro rata in all the dividends declared by the board of directors of the Company and the rights in the event of the Company’s winding up are to participate pro-rata in the total assets of the Company.

(2) Class B Ordinary Shares, which are held by the Company’s founders, are entitled to cast ten votes per each Class B Ordinary Share held as of the applicable record date. Specific actions set forth in REE’s Amended and Restated Articles of Association may not be effected by REE without the prior affirmative vote of 100% of the outstanding REE Class B Ordinary Shares, voting as a separate class. Each Class B Ordinary Shares will be automatically suspended upon the tenth anniversary of the closing of the Merger. There are no economic or participating rights to Class B Ordinary Shares.

Equity transactions

On August 16, 2022, the Company entered into the ATM Sales Agreement with BofA Securities, Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75,000 of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of June 30, 2023, the Company has not sold any of our Class A Ordinary Shares under the ATM Sales Agreement.

On July 14, 2023, the Company entered into an at-the-market offering agreement with H.C. Wainwright (the “H.C. Wainwright ATM Agreement”). For further information regarding the H.C. Wainwright ATM Agreement, see Note 12.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 7. SHAREHOLDERS’ EQUITY (cont.)

Share-based compensation

During the first half of 2023, the Company granted options and RSU’s to its employees, officers, directors and consultants in the amount of 7,855,000 and 16,984,086, respectively. The weighted average grant date fair value of the options and RSU’s were $0.38 and $0.37, respectively.

The share-based compensation expense recognized in the Company’s consolidated statements of operations are as follow:

	Six months ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Cost of sales	$—	$72
Research and development	4,801	6,597
Selling, general and administrative	4,069	8,140
	$8,870	$14,809

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 8. INCOME TAXES

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward of the Company due to the uncertainty of the realization of such tax benefits and the unrecognized tax positions recorded in the period.

Income taxes are comprised as follows:

	Six months ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Current	$(171)	$1,213
	$(171)	$1,213

	Six months ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Domestic	$52	$54
Foreign (non-Israeli jurisdictions)	$(223)	$1,159
	$(171)	$1,213

Net loss before income tax	(55,004)	(45,496)
Effective tax rate	0.31%	(2.67)%

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at June 30, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30, 2023
	Level 1	Level 2	Level 3
	(Unaudited)
Assets:
Money market fund	$5	$—	$—
Bank deposits	—	44,856	—
Agency bonds	—	5,742	—
Treasury bills	—	16,862	—
Total	$5	$67,460	$—

Amounts included in:
Cash and cash equivalents	$5	$—	$—
Short-term investments	—	67,460	—
Total	$5	$67,460	$—

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

	December 31, 2022
	Level 1	Level 2	Level 3
	(Audited)
Assets:
Money market fund	$25,199	$—	$—
Bank deposits	—	25,354	—
Agency bonds	—	35,985	—
Municipal bonds	—	508	—
Commercial paper	—	28,827	—
Treasury bills	—	5,964	—
Total	$25,199	$96,638	$—

Amounts included in:
Cash and cash equivalents	$25,199	$—	$—
Short-term investments	—	96,638	—
Total	$25,199	$96,638	$—

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 10. FINANCIAL INCOME, NET

	Six months ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Interest income and bank fees, net	$2,127	$719
Foreign currency translation adjustments	10	2,126
Financial income, net	$2,137	$2,845

NOTE 11. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Six months ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Numerator:

Net loss for basic and diluted loss per share	$(54,833)	$(46,709)

Denominator:

Weighted average number of Class A ordinary and preferred shares used in computing basic and diluted net loss per share	299,898,466	290,975,091

Basic and diluted net loss per Class A ordinary and preferred shares	$(0.18)	$(0.16)

During the six months ended June 30, 2023 and 2022, the Company was in a loss position and therefore all its potential shares were antidilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculation of diluted loss per share due to their anti-dilutive effect was 63,123,946 and 74,775,324 for the six months ended June 30, 2023 and 2022.

NOTE 12. SUBSEQUENT EVENTS

a.On July 14, 2023, the Company entered into the H.C. Wainwright Agreement with H.C. Wainwright, pursuant to which the Company may offer and sell, at its option, up to $35,000 of Class A Ordinary Shares through an “at-the-market” equity program under which H.C. Wainwright act as the Company’s sales agent. As of August 28, 2023, the Company sold 2,277,355 Class A Ordinary Shares under the ATM Sales Agreement for total gross proceeds of approximately $657.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 12. SUBSEQUENT EVENTS (cont.)

b. On August 14, 2023, the Company established a credit facility with a leading Israeli commercial bank in the amount of $15,000 which the bank is committed to until December 31, 2024 (under certain conditions, the bank has the right to terminate the credit facility on December 31, 2023). The credit facility bears a variable interest at the rate of Monthly Term SOFR (Secured Overnight Financing Rate) plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the credit facility, the Company has to keep unsecured deposits in the aforementioned bank in the amount of $20,000. As of August 28, 2023 no amounts had been drawn under this credit facility.